SMOKY MARKET FOODS, INC.

A Publicly Traded Company: OTCQB “SMKY”

January 9, 2012

Lyn Shenk, Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:        Smoky Market Foods, Inc. (SMKY)

Dear Branch Chief Shenk,

Thank you for your correspondence dated December 30, 2011 as addressed to CEO Edward Feintech. In the sections below, we will address your comments one by one.

Form 10-K for Fiscal Year Ended December 31, 2010 - no auditor report

1.	This was an omission by the processing company who edgarized our filing. We have already now amended the 2011 10-K filing to include the auditor’s report.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

2.	Differences between stock disclosures on the statements of cash flows as opposed to the statements of shareholder’s equity
a.	For the three months ended September 30, 2011, the statement of shareholders equity says “Common stock issued for” and then the next indented line says “Cash.” We apologize - that was a typographical error. Smoky Market issued such shares in satisfaction of vendors who had provided goods and services. We will make the correction in an amended filing.
b.	Other than the above, we believe that the disclosures for common stock transactions are correct. The reason for the differences between the cash flow statements and the shareholders’ equity statements relate to the fact that Smoky Market recognized financing costs on these transactions since the stock was issued at less than the prevailing quoted stock price at that time, as follows:

	Per Statements	Financing	Per Statements
	of Shareholders	Costs	of Cash
	Equity	Recongnized	Flows
Q1	-
Q2	142,300	115,800	26,500
Q3*	-
Total	142,300	115,800	26,500

*	Q3 common stock issuance was not cash, but rather for services. This typographical error will be amended

Lyn Shenk

US Securities and Exchange Commission

January 9, 2012

b.	(Continued) This same line of reasoning applies to the issuance of stock exchanged for the cancellation of advances. Again, Smoky Market issued shares below the quoted market price, so Smoky Market recognized financing costs on the difference.

	Per Statements	Financing	Per Statements
	of Shareholders	Costs	of Cash
	Equity	Recongnized	Flows
Q1	23,075	9,825	13,250
Q2	80,000	70,000	10,000
Q3	-
Total	103,075	79,825	23,250

In summation, we believe that we accounted for and disclosed the stock transactions correctly. The obvious exception is the typographical error on the statements of stockholders’ equity wherein we reported common stock issued for $44,538 in cash in Q3, when in reality, the stock was issued in exchange for goods and services. We apologize for this typographical error and will amend Q3 2011 accordingly.

Please let us know if you agree with our other comments regarding the differences between disclosures in the statements of shareholder’s equity as opposed to those in the statements of cash flows. We are, naturally, agreeable to any modifications to the financial statements that you suggest. Once in agreement, we will amend the Q3 2011 10-Q filing accordingly.

Again, please accept our apologies for our error, and thank you for your assistance.

Sincerely,

Shane A. Campbell

Chief Financial Officer

Smoky Market Foods, Inc.

Corporate & Production Offices	Office of the CFO
1511 E. 2nd St.	1613 Zinfandel Drive
Webster City, Iowa 50595	Petaluma, CA 94954
Office: 707 753-1588 * FAX: 707 238-1420 * email: shane@b2bcfo.com